

16012673

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hocking Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Spear St, Suite 1200
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Schleifer 415-762-2845
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 South Quebec St, Ste 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin Schleifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hocking Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of San Francisco
Subscribed and sworn to before me this 26 Day of February, 2016, by Justin Schleifer proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public, California

Signature

FinOp

Title


APRIL M. JOHNSON
COMM. #2045614
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOCKING CAPITAL, LLC

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hocking Capital LLC

We have audited the accompanying financial statements of Hocking Capital LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.


Member of
msi
Global Alliance
Independent Legal & Accounting Firms

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Greenwood Village, Colorado
February 25, 2016

HOCKING CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$38,071
Goodwill	50,000
Other Assets	1455
	$89,526

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses		$15,637
Payable to Affiliates		12,437
	Total liabilities	$28,074
MEMBERS' CAPITAL		$61,452
		$89,526

HOCKING CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE:	
Commission Income	$55,000
Total revenue	$55,000
EXPENSES: (note 5)	
Compensation	117,240
Professional fees	76,581
Technology, Data And Communication	7,243
Occupancy	11,616
Regulartory Fees	9,719
Taxes	960
Other Expenses	91,386
Total expenses	314,745
NET LOSS	**-$259,745**

HOCKING CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBER'S CAPITAL, December 31, 2014	$125,034
Contributions	196,162
Distributions	
Net Loss	(259,745)
MEMBERS CAPITAL, December 31, 2015	**$61,452**

HOCKING CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(259,745)
Change in assets and liabilities:	
Prepaid assets	(1,454)
Accounts payable and accrued expenses	1,837
Payable to affiliates	(19,927)
Net cash provided by operating activities	(279,289)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	196,162
Member distributions	-
Net cash used in financing activities	196,162
NET INCREASE IN CASH AND CASH EQUIVALENTS	(72,992)
CASH AND CASH EQUIVALENTS, Beginning of Year	111,063
CASH AND CASH EQUIVALENTS, End of Year	$38,071

HOCKING CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - ORGANIZATION

Organization and Nature of Business - The accompanying financial statements are prepared on the accrual basis of accounting and include the accounts of Hocking Capital, LLC, a limited liability company (the "Firm"). The Firm was formed on July 18, 2008, originally as Conifer Capital Partners, LLC. The name was changed to Hocking Capital, LLC subsequent to it being acquired by iMA TCHative Inc. (the "Parent") from The Conifer Group, LLC on December 20, 2013. The fiscal year of the Firm is the calendar year. Operations of the Firm commenced on November 21, 2008. The Firm is a fully owned subsidiary of the Parent.

The Firm will act as a private placement agent between hedge funds and qualified purchasers and accredited investors. The Firm is organized in the state of New York, and has an office in San Francisco, CA.

The Firm does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For purposes of the statements of financial condition and cash flows, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks. At December 31, 2015, the Firm had checking and money market accounts held at a single institution.

Income Taxes - The financial statements do not reflect a provision or liability for federal or state income taxes since, under the Internal Revenue Code, a limited liability company is a reporting entity only. The Members report their distributive shares of the Firm's income and credits on their respective individual Members' tax returns. However, certain states including California in which the Firm operates impose fees and taxes at the partnership level.

HOCKING CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill - Recorded goodwill represents the excess of the purchase price over separately identifiable net assets acquired upon the Parent's acquisition of the Firm in 2013. The Firm performs an annual impairment test of goodwill, or more frequently if circumstances indicate that an impairment may exist. The Firm first performs a qualitative assessment by evaluating relevant events or circumstances to determine whether it is more likely than not that the fair value of the Firm's fair value exceeds its carrying amount. If the Firm is unable to conclude qualitatively that it is more likely than not that the Firm's fair value exceeds its carrying value, then it will use a two-step quantitative assessment of the fair value of the Firm. The determination of impairment is made by comparing the carrying amount with its fair value.

Basis of Presentation - The financial statements of the Firm have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 3 - PURCHASE OF HOCKING CAPITAL, LLC

On December 20, 2013 all assets of the Firm were acquired by the Parent from The Conifer Group, LLC. The Firm has recorded the transaction as a business combination using the acquisition method of accounting. Accordingly, assets acquired are measured at their estimated fair values at the date of acquisition.

The final allocation of purchase price is presented in the following table.

Purchase Price	$ 50,000
Net Assets at time of acquisition	
Cash	$ -
Prepaid Assets	$ 2,345
Accrued Expenses	$ (7,800)
Total Net Assets at time of acquisition	$ (5,365)
Goodwill at time of acquisition	$ 55,365
Impairment	$ (5,365)
Fair value of Goodwill	$ 50,000

NOTE 4 - MEMBER'S CAPITAL

The Firm is a limited liability company and, as such, no Members shall have any personal liability to the Firm, any other Members or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Members to the Firm.

Contributions and withdrawals by Members may be made from time to time with the consent and approval of Equity Members as set forth in the Operating Agreement. Profits and losses are, in general terms, allocated to the Members' on a pro rata basis based on their respective membership interest.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement in place with the Parent. Under the agreement, the Firm pays only those expenses that specifically relate to activities of the broker dealer including professional fees, fidelity bond insurance, business licenses and taxes, and state and federal taxes. These costs totaled $117,240 for the year ended December 31, 2015, of which $12,437 was payable as of December 31, 2015.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2015, the Firm had net regulatory capital of $9,996 which was $4,996 in excess of its required net capital of $5,000. Its net capital ratio was 0.36 to 1.

NOTE 7 - SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date the financial statements were issued and has determined that there are no material subsequent events to disclose.

SUPPLEMENTARY INFORMATION

HOCKING CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

NET CAPITAL	
Total member's capital	$61,451
Total member's Capital qualified for net capital	$61,451
Additions	
Subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinate borrowings	$61,451
DEDUCTIONS AND/OR CHARGES	
Non-allowable asset:	
Goodwill	$50,000
Prepaid Expenses	1,455
Total deductions and/or charges	-51,455
Net capital before haircuts on securities positions	$9,996
NET CAPITAL	**$9,996**

HOCKING CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015
(Continued)

AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$15,637
Payable to affiliates	12,437
Total aggregate indebtedness	**$28,074**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of 6-2/3% of aggregate indebtedness	1,872
Minimum dollar amount	5,000
Excess net capital	**$4,996**
Net capital less greater of 10% of A.I. or 120% of Minimum dollar requirement	**$3,997**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.36**
Net aggregate indebtedness per above	**$28,074**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17 A-5 Part II Filing as of December 31, 2015.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hocking Capital LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Hocking Capital LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 25, 2016


Member of
msi
Global Alliance
Independent Legal & Accounting Firms

February 25, 2016

Spicer Jeffries LLP
5251 S. Quebec Street
Greenwood Village, CO 80111

This representation letter is provided in connection with your audit of the financial statements of Hocking Capital LLC, which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of February 25, 2016, the following representations made to you during your audit.

Financial Statements

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated December 31, 2015, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
3. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

4. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
5. Related party relationships and transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
6. Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
7. Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
8. All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed, if applicable.
9. The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
10. The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
11. Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
12. All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
13. There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
14. All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
15. There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
16. The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded.
17. There are no borrowings or claims unconditionally subordinated to all claims of general creditors pursuant to a written agreement.
18. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit, or similar arrangements have been properly disclosed.
19. Loans to executive officers have been properly accounted for and disclosed, if applicable.

Information Provided

20. We have provided you with:
    a. Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
    b. Additional information that you have requested from us for the purpose of the audit.

c. Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
d. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were: in January 2015 with all Principal of Hocking Capital LLC present.

21. The books and records underlying the financial statements and supplementary information have been reconciled to supporting data and properly adjusted as necessary.
22. All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
23. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
24. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    a. Management,
    b. Employees who have significant roles in internal control, or
    c. Others where the fraud could have a material effect on the financial statements.
25. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity's financial statements communicated by employees, former employees, analysts, regulators, short sellers, or others.
26. We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
27. We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
28. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the financial statements and we have not consulted legal counsel concerning litigation or claims.
29. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
30. We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.
31. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
32. Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
33. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
34. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
35. We understand and acknowledge our responsibility for the fair presentation of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Computation of Net Capital

Pursuant to Uniform Net Capital Rule 15c3-1 have not changed from those used in the prior period. The form and content of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

36. There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2015 or through the date of the audit report.
37. There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
38. We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives of SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
39. We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015.
40. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
41. The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2015 and through the date of the audit report.
42. Net capital computations prepared by us during the period January 1, 2015 through the date of the audit report indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. We are not subject to, and did not prepare, a reserve requirement calculation in accordance with SEC Rule 15c3-3.
43. There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2015 or during the period January 1, 2016 through the date of the audit

report, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

44. There are no outstanding past due PCAOB accounting support fees.
45. We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003 letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and requirements stipulated in the letter.
46. No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.
47. Liabilities subordinated to general creditor claims are covered by satisfactory subordination agreements under SEC Rule 15c3-1 (The Net Capital Rule) and approved by FINRA, if applicable.
48. There are no open contractual commitments other than those appearing on the memo books and records.
49. There are no contingencies required to be disclosed or accrued that have not already been disclosed or accrued.



Samuel Hocking

HOCKING CAPITAL
STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3
AS OF DECEMBER 31, 2015

Statement of Exemption from Rule 15c3-3:
The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.